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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   __04/01/18__   AND ENDING   __03/31/19__
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mesirow Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

353 North Clark Street
                       (No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher D. Farr   312-595-6895
                                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                  (Name - if individual, state last, first, middle name)

111 South Wacker Drive	Chicago	Illinois	60606-4301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____Bruce J. Young_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of _____Mesirow Financial, Inc._____ , as of _____March 31,_____2019_____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____Bruce J. Young-President_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] Report of Independent Registered Public Accounting Firm
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] Notes to Statement of Financial Condition
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing the Company's Exemption of SEC Rule 15c3-3 and Report of Independent Registered Accounting Firm Thereon

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of
Mesirow Financial, Inc.
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mesirow Financial, Inc. (the "Company") as of March 31, 2019 (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

May 29, 2019

We have served as the Company's auditor since 2001.

MESIROW FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2019

Assets

Cash	$	2,330,000
Receivables from:		
Brokers, dealers and clearing organizations		542,000
Other		4,741,000
Deposits with clearing organizations and others		2,389,000
Securities owned, at fair value		497,736,000
Other investments		17,557,000
Other assets		1,846,000
Total assets	$	527,141,000

Liabilities and Stockholders' Equity

Liabilities:

Payables to:		
Brokers, dealers and clearing organizations	$	102,191,000
Other		577,000
Deferred income		872,000
Securities sold, not yet purchased, at fair value		290,837,000
Accounts payable and accrued expenses		19,542,000
Total liabilities		414,019,000

Stockholders' equity:

Common stock, 1,000 Class A voting common shares and		
1,000 Class B non-voting common shares each $1.00 par value;		
500 Class A voting shares issued and outstanding		500
Additional paid-in capital		32,426,500
Retained earnings		80,695,000
Total stockholders' equity		113,122,000
Total liabilities and stockholders' equity	$	527,141,000

The accompanying notes are an integral part of this Statement of Financial Condition

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies that have been followed in preparing the accompanying Statement of Financial Condition is set forth below.

Nature of Business

Mesirow Financial, Inc. (the "Company") is a registered securities broker-dealer principally engaged in securities sales and trading, investment banking, retail brokerage and other related financial services. The Company provides services to closely held and mid-sized public and private businesses, as well as select institutions and individuals. The Company clears its institutional sales and trading activity on a fully-disclosed basis with Pershing LLC ("Pershing"). For a portion of the Company's proprietary trading activity U.S. Bank National Association ("U.S. Bank") serves as custodian. The Company clears its retail brokerage business on a fully-disclosed basis through National Financial Services, LLC ("NFS").

The Company has an agreement with Pershing to carry the proprietary accounts of the Company's Institutional Sales and Trading business, and the cash and margin accounts of certain Company customers introduced by the Company to Pershing, and to clear certain transactions on a fully disclosed basis for such accounts. As part of this agreement, Pershing also provides the processing and servicing for certain Company customer accounts opened on the Pershing platform, communication and content services, access to account and financial information, securities trading and other incidental or related technology services.

The Company is 80% owned by Mesirow Financial Holdings, Inc. ("MFH") and 20% owned by Mesirow Financial Services, Inc. ("MFS"), a wholly-owned subsidiary of MFH.

Management Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. The most significant estimates relate to the valuation of securities owned and securities sold, not yet purchased. Actual results could differ from those estimates.

Securities Transactions and Revenue Recognition

Proprietary transactions are reflected in the Statement of Financial Condition on a trade date basis.

Securities owned and securities sold, not yet purchased are carried at fair value and the resulting unrealized gains and losses are recorded net. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations or prices for equivalent instruments. Commissions and trading gains and losses and related expenses are recognized on a trade date basis.

Consulting and advisory fees for Investment Banking assignments as well as underwriting fees are generally recorded upon successful completion of a transaction. Non-refundable upfront fees are deferred and recognized as revenue ratably over the expected period in which the related services are rendered. Transaction related expenses are deferred and recognized in the same period as the related Investment Banking revenue and are netted against revenue.

Receivables from / Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations primarily include amounts due from NFS for commissions and fees and from U.S. Bank related to proprietary trading activities. Payables to brokers, dealers, and clearing organizations primarily consist of the Company's payable to Pershing, which includes the Company's margin borrowings collateralized by securities owned. Due to their short term nature, the amounts recorded approximate fair value.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing arrangement between the Company and MFH provides for federal and state income taxes to be determined on a separate company basis. The Company's net deferred income tax asset, which relates primarily to deferred compensation, is settled with MFH concurrent with current tax receivables or liabilities and is recorded in Other assets in the Statement of Financial Condition.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The following outlines the valuation methodologies for the Company's significant categories of assets and liabilities:

Equities Equity securities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, they are classified as Level 1 in the fair value hierarchy, otherwise they are classified as Level 2 or 3. In instances when quoted prices are not available, fair values are generally derived using bid/ask spreads and these securities are generally categorized as Level 2.

U.S. government and agency securities U.S. treasury securities are valued using market prices obtained from actual market makers and inter-dealer brokers and are generally classified as Level 1 in the fair value hierarchy. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. To Be Announced mortgage-backed securities ("TBAs") are generally valued using market prices obtained from actual market makers and inter-dealer brokers. Agency issued debt securities and TBAs are generally classified as Level 2 in the fair value hierarchy.

Corporate bonds Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. Corporate bonds are generally classified as Level 2 or Level 3 in the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized as Level 3 in the fair value hierarchy.

Municipal bonds The fair value of municipal bonds is derived using recent trade activity, market price quotations and new issuance activity. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. These bonds are generally classified as Level 2 in the fair value hierarchy.

<u>Mortgage and asset-backed securities</u> Mortgage and asset-backed securities are valued based on observable price or credit spreads for the particular security, or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows.   When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral. Mortgage and asset-backed securities are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs; otherwise, they are classified as Level 2 in the fair value hierarchy.

<u>Other investments</u> The Company has an investment in an LLC consisting of a portfolio of ground leases. The Company also has an investment in a portfolio of first-lien corporate loans. These investments are carried at fair value and are classified within Other investments in the Statement of Financial Condition.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation as of the reporting date, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

<u>Recently Issued Accounting Pronouncements</u>

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606).* This update outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The guidance also changes the accounting for certain contract costs and revises the criteria for determining if an entity is acting as a principal or agent in certain arrangements. The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The update is not applicable to financial instruments. The Company adopted the revenue recognition guidance effective April 1, 2018, using the modified retrospective approach. Its adoption did not have an impact on the Company's Statement of Financial Condition.

In August and November 2016, the FASB issued ASU 2016-18: *Statement of Cash Flows (Topic 230), Restricted Cash* updated guidance which clarifies how a company should classify certain cash receipts and cash payments on the statement of cash flows and clarifies that restricted cash should be included in the total of cash and cash equivalents on the statement of cash flows. The new guidance for this update is effective for annual and interim periods beginning after December 15, 2017 and is to be applied on a retrospective basis. The adoption of ASU 2016-18 did not have an impact on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-13, *Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"), which adds, modifies and removes certain disclosure requirements for fair value measurements. The Company early adopted the provisions of ASU 2018-13 which remove and

modify disclosure requirements effective July 1, 2018, including the removal of the estimated liquidation periods for investments measured at net asset value on a retrospective basis and removal of the valuation processes discussion for Level 3 fair value measurements.

In February 2016, the FASB issued ASU No. 2016-02: *Leases (Topic 842): Amendments to the FASB Accounting Standards Codification*. The guidance in this ASU supersedes Topic 840, *Leases*, and changes the way entities will recognize operating leases as lessees. Under this ASU, lessees will recognize lease assets and lease liabilities for those leases classified as operating leases under current US GAAP. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and early application is permitted. The Company does not expect a material impact on its Statement of Financial Condition.

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued pronouncements that are not yet effective will not have a material impact on the Company's Statement of Financial Condition upon adoption.

Revenue Recognition

Commissions are recorded on trade date and are generally related to transactions when the Company buys and sells securities on behalf of its customers. After a customer enters into a buy or sell transaction, the Company will charge a commission. The Company believes that the performance obligation is satisfied on the trade date which is when the customer receives the benefit and the pricing is agreed upon.

The Company underwrites securities for public and private issuers such as business and governmental entities which raise funds through a sale of securities. Revenue is recognized at a point in time, upon the completion of the offering. At the time the offering is completed, the performance obligation has been satisfied and the Company recognizes the revenue on the trade date when the Company purchases its contracted portion of securities from the issuer. The Company believes there are no significant actions subsequent to this date and the issuer has obtained control and benefit of the offering on the trade date.

The Company provides advisory services to private and public companies on financial objectives such as mergers and acquisitions, divestitures and restructuring. Revenues are obtained through success fees, which are contingent on the closing of a deal and retainer fees, which are received in advance. Success fees are recognized at a point of time, specifically on the closing of a deal. Retainer fees are received in advance of services and are recorded as unearned income (a contract liability) in Deferred income on the Statement of Financial Condition. Retainer fees are subsequently recognized as Consulting and advisory fees over the time the service is rendered. As of March 31, 2019, there was $872,000 in Deferred income on the Statement of Financial Condition related to retainers.

The Company provides high leverage, credit-backed financing services to customers. Fees are earned at a point in time based on a success fee contingent on the deal closing. In some instances, a good faith deposit is given to the Company for the service rendered. The good faith deposit is recorded as a payable (a contract liability) in Payables to other on the Statement of Financial Condition. The deposit is subsequently derecognized and a success fee is recognized upon the deal closing, when the Company has earned the revenue and the benefit has been transferred to the customer. Good faith deposits are typically held for 12 months or less. As of March 31, 2019, there was $577,000 in Payables to other, relating to good faith deposits on the Statement of Financial Condition.

Other revenues are recognized when the service has been provided or when the Company believes the performance obligation has been satisfied.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

At March 31, 2019, the Company's assets and liabilities measured at fair value consist of the following:

	Level 1	Level 2	Level 3	Total
Assets:				
Equities	$ 4,285,000	$ 5,000	$ -	$ 4,290,000
U.S. government and agency securities	-	154,845,000	-	154,845,000
Corporate bonds	-	63,651,000	1,000	63,652,000
Municipal bonds	-	253,446,000	-	253,446,000
Mortgage and asset-backed securities	-	16,315,000	5,154,000	21,469,000
Other	-	34,000	-	34,000
Securities owned	4,285,000	488,296,000	5,155,000	497,736,000
Other investments	-	14,541,000	3,016,000	17,557,000
Total assets	$ 4,285,000	$ 502,837,000	$ 8,171,000	$ 515,293,000
Liabilities:				
Equities	$ 2,079,000	$ -	$ -	$ 2,079,000
U.S. government and agency securities	159,824,000	76,472,000	-	236,296,000
Corporate bonds	-	25,469,000	-	25,469,000
Municipal bonds	-	23,019,000	-	23,019,000
Mortgage and asset-backed securities	-	3,974,000	-	3,974,000
Securities sold, not yet purchased	$ 161,903,000	$ 128,934,000	$ -	$ 290,837,000

The fair value of all other financial instruments reflected in the Statement of Financial Condition (consisting primarily of receivables from and payables to brokers, dealers, clearing organizations and customers) approximates the carrying value due to the short-term nature of the financial instruments and repricing policies followed by the Company.

NOTE 3 - CLEARING AGREEMENTS

Outstanding margin as of March 31, 2019 is collateralized by securities owned of $497,736,000 and bears interest equal to overnight bank funding rate plus 68 basis points. As of March 31, 2019, the overnight bank funding rate was 240 basis points.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At March 31, 2019 amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivable from U.S. Bank	$	246,000
Receivable from clearing organizations for settled securities		295,000
Other		1,000
Total Receivables	$	542,000
Payable to Pershing	$	102,190,000
Other		1,000
Total Payables	$	102,191,000

NOTE 5 - CONTINGENCIES

In the normal course of business activities, the Company has been named as a defendant in various legal actions, including actions against underwriting groups of which the Company was a syndicate member. In view of the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty the outcome of pending litigation or other claims. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the Statement of Financial Condition.

In the normal course of business activities, the Company is subject to regulatory examinations or other inquires. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

In accordance with the Company's fully disclosed clearing agreements with Pershing and NFS, the Company is required to guarantee the performance of its customers in meeting contracted obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has not recorded any contingent liability on the Statement of Financial Condition as any potential future obligations are not quantifiable.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) savings plan of an affiliate (the "Plan") which covers all eligible employees, as defined in the Plan. Contributions to the Plan by employees are voluntary and will be matched by the Company at a rate of fifty percent of the first eight percent of compensation up to a maximum of $4,000.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company pays MFH for management services in accordance with formal agreements.

The Company uses office facilities that are leased by MFH and furniture, equipment (including computer and software related assets) and leasehold improvements owned by MFH.

As of March 31, 2019, Other assets include a receivable from MFH of $752,000, primarily for income tax related balances. In addition, as of March 31, 2019, Accounts payable and accrued expenses include a payable to MFH of $169,000, relating to the intercompany transactions described above.

From time to time, the Company pays dividends to its stockholders. Such dividends may require regulatory approval and may be limited by the Company's net capital at the time of the dividend.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include TBAs. The trading of these financial instruments is conducted with other registered broker-dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains/losses recorded in the Statement of Financial Condition.

The Company may hedge a portion of its fixed income trading inventories with options, exchange traded financial futures contracts, and TBAs. The contractual amount of these instruments reflects the extent of the Company's involvement in the related financial instrument and does not represent the risk of loss

due to counterparty nonperformance. The extent of utilization of these financial instruments is insignificant to the Company's Statement of Financial Condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to purchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

To minimize the potential impact of counterparty nonperformance and market exposure in connection with its transactions in financial instruments, the Company monitors the credit standing of each counterparty with whom it does business. It also marks to fair value all customer and proprietary positions on a daily basis and monitors margin collateral levels for compliance with regulatory and internal guidelines, requesting and obtaining additional cash margin or other collateral when deemed appropriate.

Under the terms of the Company's agreements with its clearing agents, the Company has agreed to indemnify the independent licensed brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it receives from its clearing agents, and seeks to control the aforementioned risk by requiring representatives to compensate the Company for nonperformance by its customer.

NOTE 9 - REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule. Under this rule, the Company has elected to operate under the "alternative method", whereby the Company is required to maintain "net capital" of $250,000 or two percent of "aggregate debit items", whichever is greater, as these terms are defined. At March 31, 2019, the Company has net capital and a net capital requirement of approximately $44,587,000 and $250,000, respectively.

The Company claims an exemption from Rule 15c3-3 of the SEC related to customer reserve requirements under 15c3-3(k)(2)(ii) as all customer transactions are cleared through NFS or Pershing on a fully disclosed basis.

NOTE 10 – SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events,* the Company has evaluated subsequent events through May 29, 2019, the date the Statement of Financial Condition was issued, and has determined that there were no material events that would require adjustment to or disclosure herein.

***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholders of Mesirow Financial, Inc.
Chicago, Illinois

We have performed the procedures enumerated below, which were agreed to by Mesirow Financial, Inc. (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2019, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended March 31, 2019, with the amounts reported in Form SIPC-7 for the year ended March 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

May 29, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended __3/31/19__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

28816 FINRA MAR
MESIROW FINANCIAL INC
ACCOUNTING DEPT-6TH FL
353 N CLARK ST
CHICAGO IL 60654-4704

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CHRIS FARR (312)595-189

2. A. General Assessment (item 2e from page 2) $ __123,262__

B. Less payment made with SIPC-6 filed (exclude interest) (__53,422__)
__10/25/18__
Date Paid

C. Less prior overpayment applied (_____)

D. Assessment balance due or (overpayment) __69,840__

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

F. Total assessment balance and interest due (or overpayment carried forward) $ __69,840__

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☒ ACH ☐ $ __69,840__
Total (must be same as F above)

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MESIROW FINANCIAL INC.
(Name of Corporation, Partnership or other organization)

Christopher D. Fenn
(Authorized Signature)

Dated the **16TH** day of __MAY__, 20 **19**.

MD, ACCOUNTING + FINANCE
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __4/1/18__
and ending __3/31/9__

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __90,902,271__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.   __827,399__

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   __827,399__

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __685,771__

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __8,869,158__

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __24,172__

Enter the greater of line (i) or (ii)   __8,869,158__

Total deductions   __9,554,929__

2d. SIPC Net Operating Revenues $ __82,174,741__

2e. General Assessment @ .0015 $ __123,262__

(to page 1, line 2.A.)

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